January 21, 2020

North Square Investments Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn:    Ryan Sutcliffe, Esq.
Ken Ellington, Esq.

Re:	North Square Investments Trust (the “Trust”)
Securities Act Registration No: 333-235497
Investment Company Act Registration No: 811-23373
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on January 21, 2020 (SEC Accession No. 0000894189-20-000361)

Dear Messers. Sutcliffe and Ellington:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 on Tuesday, January 21, 2020, on behalf of the North Square Advisory Research All Cap Value Fund and the North Square Strategic Income Fund, be accelerated to become effective on Wednesday, January 22, 2020, or as soon as practical thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Compass Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Wednesday, January 22, 2020, or as soon as practical thereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact Scott Resnick of U.S. Bank Global Fund Services at (626) 914-7372 or scott.resnick@usbank.com.

Very truly yours,

/s/ Alan E. Molotsky
Alan E. Molotsky
Secretary and Treasurer
North Square Investments Trust

Compass Distributors, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

January 21, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn:    Ryan Sutcliffe, Esq.
Ken Ellington, Esq.

Re:	North Square Investments Trust (the “Trust”)
Securities Act Registration No: 333-235497
Investment Company Act Registration No: 811-23373
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on January 21, 2020 (SEC Accession No. 0000894189-20-000361)

Dear Messers. Sutcliffe and Ellington:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre‑Effective Amendment No. 1 to the Trust’s Registration Statement, filed on Form N‑14 on Tuesday, January, 21, 2020, on behalf of its series, the North Square Advisory Research All Cap Value Fund and the North Square Strategic Income Fund, be accelerated to Wednesday, January 22, 2020, or as soon as practical thereafter.

Very truly yours,

COMPASS DISTRIBUTORS, LLC
/s/ Richard J. Berthy
Richard J. Berthy
President